

December 26, 2024

Brad S. Lakhia
Executive Vice President and Chief Financial Officer
OPENLANE, Inc.
11299 N. Illinois Street, Suite 500
Carmel, Indiana 46032

      Re: OPENLANE, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K Furnished November 6, 2024
           File No. 001-34568

Dear Brad S. Lakhia:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview of Results of OPENLANE, Inc. for the Years Ended December 31, 2023 and 2022:, page 33

1.   We note your cost of services and gross profit measures exclude depreciation and amortization expense. The accommodation in SAB Topic 11:B does not extend to the measure of gross profit, which should reflect all costs of revenues in accordance with GAAP. If you wish to continue to disclose a measure of gross profit exclusive of depreciation and amortization expense, please revise the description of the measure appropriate to what it represents and reconcile it to gross profit in accordance with GAAP. Also, disclose additional information prescribed by Item 10(e) of Regulation S-K including a presentation of gross profit in accordance with GAAP with equal or greater prominence.

<u>Form 8-K Furnished November 6, 2024</u>

<u>Exhibit 99.1</u>
<u>Reconciliation of Non-GAAP Financial Measures, page 6</u>

2.   Note (1) to the last table on page 8 states the Series A Preferred Stock dividends and undistributed earnings allocated to participating securities have not been included in the calculation of operating adjusted net income and operating adjusted net income per diluted share. Please explain to us why this is appropriate and the guidance you relied on.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Charles S. Coleman